RCM Technologies, Inc.
2500 McClellan Avenue
Pennsauken, NJ 08109
Tel:  856.356.4569
Fax: 856.356.4570
kevin.miller@rcmt.com
www.rcmt.com

Kevin Miller
Chief Financial Officer

November 10, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
United Stated Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	RCM Technologies, Inc. Form 10-K for Fiscal Year Ended January 2, 2010 Filed March 11, 2010 File No. 1-10245

Dear Mr. Spirgel:

This letter sets forth the response of RCM Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the above-referenced filing, which was transmitted to the Company by letter dated November 8, 2010.  This response letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.

Set forth below are the Staff’s comments, indicated in italics, together with the responses thereto by the Company.

Form 10-K for fiscal year ended January 2, 2010

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Election of Directors, page 6

1.
In future filings, provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature.  See Item 401(e)(1) of Regulation S-K.

The Company confirms that in future filings, it will provide the disclosure described in the Staff’s comment

Outstanding Equity Awards at Fiscal Year-End, page 16

2.
In future filings, please provide the vesting dates of the option or stock awards held at fiscal-year end by footnote to the appropriate column where the outstanding award is reported.  See Instruction 2 to Item 402 (p)(2).

The Company confirms that in future filings, it will provide the disclosure described in the Staff’s comment

* * *

In connection with the Company’s response to the Staff’s comment, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to the undersigned at (856) 356-4569.

Sincerely,

RCM TECHNOLOGIES, INC.

By:    /s/ Kevin D. Miller
Kevin D. Miller
Chief Financial Officer

cc:
Kathleen Krebs, Esquire, United States Securities and Exchange Commission
Reid S. Hooper, Esquire, United States Securities and Exchange Commission
Justin W. Chairman, Esquire, Morgan, Lewis & Bockius LLP